

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Trevor Newton
Chief Executive Officer
PATRIOT GOLD CORP
401 Ryland St. Suite 180
Reno, Nevada, 89502

> **Re: PATRIOT GOLD CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 000-32919**

Dear Trevor Newton:

We have reviewed your July 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2. Description of Properties, page 8

1. We note your response to comment 1 and that you have an interest in 4 properties including the Moss Mine, the Bruner Project, the Vernal Project, and the Windy Peak Project. The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. Please revise this section of your filing to include the required information under Item 1303 (b) of Regulation S-K for all properties, including a map of all properties.

   In your response, please provide a draft of your proposed revisions or amend your filing with the changes identified in the current and prior comment letter.

2.   We note that you have identified the Moss Mine royalty as your only material property and it appears you are relying on the royalty exception found under Item 1304(a)(2) with respect to certain technical information. In a separate section identified as individual property disclosure, please address all the requirements found under Item 1304(a)(2) and include the disclosure required under Item 1304(b) in which you are able to reasonably obtain, such as:

- the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system,
- an appropriate map,
- a brief description of the mine and infrastructure,
- a brief description of your interest in the property,
- the present condition of the property,
- the total cost or book value of the property, and
- other property information required under this section that can be reasonably obtained.

In your response please provide a draft of your proposed revisions, or amend your filing with the changes identified in the current and prior comment letter.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kathy Rasler